FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 8, 2003

Commission File Number 1-12736

Savia S.A. de C.V. (Translation of registrant's name into English)
Rio Sena 500 Pte. Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):   ......

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ......

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- ......

Contents

* Relevant Event dated September 8th, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Savia, S.A. de C.V.
By: /s/ Francisco Garza Barbosa ___________________ Francisco Garza Barbosa Comptroller
Date: September 8, 2003

RELEVANT EVENT

Investor Relations:
Francisco Garza
Phone: (81) 81 73 55 00
Fax: (81) 81 73 55 08
E- mail: fjgarza@savia.com.mx

 Seminis stockholders approve merger

Monterrey, Mexico, September 8th, 2003. Savia S.A. de C.V. (BMV:SAVIA NYSE:VAI)  announced today that the stockholders of Seminis Inc. approved on September 5th its previously announced merger agreement relating to the proposed transaction with Fox Paine & Company, LLC, a San Francisco based private equity firm, Savia S.A. de C.V., Seminis' majority stockholder, and certain related parties. Subject to satisfaction of applicable closing conditions, including obtaining the necessary financing, Savia and Seminis currently expect to complete the merger by the end of September 2003. Following completion of the merger, Seminis will be privately held, will no longer be a subsidiary of Savia and Seminis's shares will no longer be listed on the Nasdaq National Market.

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Savia (www.savia.com.mx) participates in industries that offer high growth potential in Mexico and internationally. Its principal subsidiaries include Seminis, a global leader in the production and marketing of fruit and vegetable seeds, Bionova, a company focused on the production, distribution and commercialization of fruits and vegetables and Desarrollo Inmobiliario Omega, a company dedicated to the development of real estate in Northern Mexico.

Fox Paine & Company, LLC (www.foxpaine.com) manages investment funds in excess of US$1.5 billion, providing equity capital for corporate acquisitions, company expansion and growth programs and management buyouts. The Fox Paine funds are managed on behalf of over 50 leading international financial institutions, including major governmental and corporate pension systems, Fortune 100 companies, major life and property & casualty insurance and reinsurance companies, money center and super regional commercial banks, investment banking firms, and university endowments. Fox Paine was founded in 1997 by Saul A. Fox, a former general partner of Kohlberg Kravis Roberts & Co., and W. Dexter Paine, III, a former general partner of Kohlberg & Co.

Savia's financial statements are prepared in compliance with generally accepted accounting principles in Mexico. For the consolidation of domestic subsidiaries, Savia follows the guidelines set forth in bulletin B-10 and for foreign companies follows the guidelines set forth in bulletin B-15. Seminis and Bionova report following the generally accepted accounting principles of the United States (GAAP) that differ from the generally accepted accounting principles of Mexico. These results are adjusted to reflect the above-mentioned guidelines. In addition, Seminis reports its fiscal year the first quarter of October through the last of September. Savia reports its fiscal year on a calendar basis, including in its consolidated results the operations of Seminis according to calendar year.